EXHIBIT 12.1
BOSTON PROPERTIES, INC.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the nine months ended September 30, 2017 and the five years ended December 31, 2016 were as follows:

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures, gains on consolidation of joint ventures and gain on sale of investment in unconsolidated joint venture	$416,452	$421,927	$401,253	$345,249	$242,583	$236,378
Gains on sales of real estate	6,791	80,606	375,895	168,039	—	—
Amortization of interest capitalized	8,188	10,685	10,203	8,211	5,522	5,278
Distributions from unconsolidated joint ventures	8,563	24,955	8,469	7,372	17,600	20,565
Fixed charges (see below)	329,536	456,710	471,441	515,891	528,116	469,083
Subtract:
Interest capitalized	(43,286)	(39,237)	(34,213)	(52,476)	(68,152)	(44,278)
Preferred distributions of consolidated subsidiaries	—	—	(6)	(1,023)	(6,046)	(3,497)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(29,149)	(37,171)	(40,248)	(28,958)	(5,818)	—
Total earnings	$697,095	$918,475	$1,192,794	$962,305	$713,805	$683,529
Fixed charges:
Interest expensed	$282,709	$412,849	$432,196	$455,743	$447,240	$413,564
Interest capitalized	43,286	39,237	34,213	52,476	68,152	44,278
Portion of rental expense representative of the interest factor (one-third of rental expense)	3,541	4,624	5,026	6,649	6,678	7,744
Preferred distributions of consolidated subsidiaries	—	—	6	1,023	6,046	3,497
Total fixed charges	$329,536	$456,710	$471,441	$515,891	$528,116	$469,083
Preferred dividends	7,875	10,500	10,500	10,500	8,057	—
Total combined fixed charges and preferred dividends	$337,411	$467,210	$481,941	$526,391	$536,173	$469,083

Ratio of earnings to fixed charges	2.12	2.01	2.53	1.87	1.35	1.46
Ratio of earnings to combined fixed charges and preferred dividends	2.07	1.97	2.47	1.83	1.33	1.46